                           Offer to Purchase for Cash
               Up to 235,000 Units of Limited Partnership Interest
                                       in
                      HIGH EQUITY PARTNERS L.P. - Series 86
                                       for
                               $85.00 Net Per Unit
                                       by
                             OLYMPIA INVESTORS, L.P.

          --------------------------------------------------------------
          |   THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL   |
          |        EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,       |
          | ON WEDNESDAY, APRIL 8, 1998, UNLESS THE OFFER IS EXTENDED. |
          --------------------------------------------------------------


                                    IMPORTANT

         Olympia Investors, L.P., a Delaware limited partnership (the "Purchaser"), is offering to purchase up to 235,000 of the outstanding units of limited partnership interest ("Units") in High Equity Partners L.P. - Series 86, a Delaware limited partnership (the "Partnership"), at a purchase price of $85.00 per Unit (the "Purchase Price"), net to the seller in cash, without interest, less the amount of distributions per Unit, if any (other than distributions of Adjusted Cash from Operations, as defined in the Partnership's partnership agreement ("Partnership Agreement")), made by the Partnership from the date of this Offer to Purchase (as it may be supplemented or amended from time to time, the "Offer to Purchase"), until the Payment Date (as defined below), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Assignment of Partnership Interest, including the Instructions thereto, as it may be supplemented or amended from time to time (the "Assignment of Partnership Interest" which, collectively with the Offer to Purchase, constitute the "Offer"). As a result of Carl C. Icahn's relationship with the Purchaser, he may be deemed to be a "co-bidder" with the Purchaser. LIMITED PARTNERS WHO TENDER THEIR UNITS WILL NOT BE OBLIGATED TO PAY ANY COMMISSIONS OR PARTNERSHIP TRANSFER FEES. The 235,000 Units sought pursuant to the Offer represent approximately 40% of the total Units outstanding as of September 30, 1997.

         The Purchaser is not affiliated with the general partners of the Partnership. However, the Purchaser has entered into an agreement (the "Agreement") with Presidio Capital Corp. ("Presidio"), an affiliate of the Partnership's general partners, pursuant to which, among other things and subject to the terms and conditions set forth therein: (i) the Purchaser has granted Presidio the right to purchase 50% of the Units acquired by the Purchaser pursuant to the Offer and the Purchaser's offers for Units of two related limited partnerships (the "Related Partnerships"); (ii) either party can initiate buy/sell procedures pursuant to which the non-initiating party would be required to elect either to buy certain Units from the initiating party or to sell certain Units to the initiating party; (iii) the Purchaser and its affiliates have agreed that, prior to the Standstill Expiration Date (as defined in Section 12 ("Background of the Offer"), they will not: seek the removal of the general partners, call any meeting of limited partners or seek to control the management, policies or affairs of the Partnership or the Related Partnerships, effect any business combination or other extraordinary transaction with the Partnership, any Related Partnership or their general partners, acquire Units other than pursuant to the Offers or acquire properties or assets of the Partnership or any Related Partnership; (iv) the Purchaser and its affiliates have agreed, prior to the Standstill Expiration Date, to vote their Units in favor of a proposal, if any, by the Partnership's general partners that would result in Limited Partners receiving securities that are listed on NASDAQ or a national securities exchange; and (v) Presidio has agreed to cause the general partners of the Partnership and the Related Partnership to cooperate to facilitate the Offers. Section 12 ("Background of the Offer") contains a more detailed description of the Agreement.

         The Offer is not conditioned upon any minimum number of Units being tendered. If, as of the Expiration Date (as defined in Section 1 ("Terms of the Offer; Expiration Date; Proration")), more than 235,000 Units are validly tendered and not properly withdrawn, the Purchaser will accept for purchase on a pro rata basis only 235,000 Units, subject to the terms and conditions set forth herein. See Section 14 ("Conditions of the Offer").

         Any (i) limited partner of the Partnership, (ii) beneficial owner, in the case of Units owned by Individual Retirement Accounts or Keogh Plans (a "Beneficial Owner"), or (iii) person who has purchased Units but has not yet been reflected on the Partnership's books as a substitute limited partner (an "Assignee", and collectively with limited partners of the Partnership and Beneficial Owners, the "Limited Partners") desiring to tender Units should complete and sign the Assignment of Partnership Interest or a facsimile thereof in accordance with the Instructions in the Assignment of Partnership Interest and mail or deliver the signed Assignment of Partnership Interest together with all certificates representing such Units ("Certificates") to the Depositary (as defined below). A Limited Partner may tender any or all of the Units owned by that Limited Partner, provided, however, in order for a tender to be valid, (i) a minimum of 10 Units or, if Units are tendered by an Individual Retirement Account or a Keogh Plan, 4 Units, must be sold pursuant to the Offer and (ii) to the extent such tender is a partial tender, after the sale of Units pursuant to the Offer, the Limited Partner must continue to hold at least 10 Units or, if Units are tendered by an Individual Retirement Account or a Keogh Plan, 4 Units (8 Units for an Individual Retirement Account or a Keogh Plan for Iowa residents) ((i) and (ii) collectively, the "Minimum Units Requirements"). See
Section 3 ("Procedure for Tendering Units").

         Limited Partners are urged to consider the following factors:

         o The Purchaser is making the Offer with a view to making a profit. Accordingly, in establishing the Purchase Price, the Purchaser was motivated to set the lowest price for the Units which might be acceptable to Limited Partners consistent with the Purchaser's objectives. Such objectives and motivations may conflict with the interest of the Limited Partners in receiving the highest price for their Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Purchase Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness.

         o The Purchase Price of $85.00 per Unit is approximately 72% of the Purchaser's estimate of the net asset value per Unit of $117.61 and approximately 76% of the Purchaser's estimate of liquidation value per Unit of $112.34. See "Introduction" and
                  Section 13 ("Purchase Price Considerations").

         o If the Purchaser is successful in acquiring a substantial number of Units pursuant to the Offer, the Purchaser, which is controlled by Carl C. Icahn, could, after the Standstill Expiration Date, thereby be in a position to significantly influence voting decisions with respect to the Partnership, including, without limitation, decisions concerning amendments to the Partnership Agreement and removal and replacement of the Partnership's general partners. This means that, after the Standstill Expiration Date, (i) those who remain Limited Partners could be prevented from taking action they desire but that the Purchaser opposes and (ii) the Purchaser may be able to take action desired by the Purchaser but opposed by such remaining Limited Partners. Generally, however, voting decisions, other than certain decisions concerning the removal and substitution of the Partnership's general partners, require the consent of the Partnership's general partners prior to effectuation.

         Questions and requests for assistance or for additional copies of the Offer to Purchase and the Assignment of Partnership Interest may be directed to the Information Agent (as defined below) at the address and telephone number set forth below and on the back cover of the Offer to Purchase. No soliciting dealer fees or other payments to brokers for tenders are being paid by the Purchaser.

         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 For More Information or for Further Assistance,
                       Please Call the Information Agent:

                           BEACON HILL PARTNERS, INC.

                                 90 Broad Street
                            New York, New York 10004
                            (212) 843-8500 (Collect)
                                       or
                           (800) 301-8755 (Toll Free)

                                TABLE OF CONTENTS

                                                                            Page

INTRODUCTION...................................................................1

THE OFFER......................................................................5
     SECTION 1.   TERMS OF THE OFFER; EXPIRATION DATE; PRORATION...............5
     SECTION 2.   ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS.................6
     SECTION 3.   PROCEDURE FOR TENDERING UNITS................................6
     SECTION 4.   WITHDRAWAL RIGHTS............................................8
     SECTION 5.   EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT...........9
     SECTION 6.   CERTAIN FEDERAL INCOME TAX MATTERS..........................10
     SECTION 7.   EFFECTS OF THE OFFER........................................12
     SECTION 8.   FUTURE PLANS OF THE PURCHASER...............................12
     SECTION 9.   CERTAIN INFORMATION CONCERNING THE PARTNERSHIP..............13
     SECTION 10.  INFORMATION CONCERNING THE PURCHASER AND CERTAIN
                        AFFILIATES OF THE PURCHASER...........................18
     SECTION 11.  SOURCE OF FUNDS.............................................19
     SECTION 12.  BACKGROUND OF THE OFFER.....................................19
     SECTION 13.  PURCHASE PRICE CONSIDERATIONS...............................20
     SECTION 14.  CONDITIONS OF THE OFFER ....................................23
     SECTION 15.  CERTAIN LEGAL MATTERS.......................................26
     SECTION 16.  FEES AND EXPENSES...........................................26

SCHEDULE I...................................................................I-1

To the Limited Partners of
High Equity Partners L.P. - Series 86


                                  INTRODUCTION

         The Purchaser hereby offers to purchase up to 235,000 Units at a purchase price of $85.00 per Unit (the "Purchase Price"), net to the seller in cash, without interest, less the amount of distributions per Unit, if any (other than distributions of Adjusted Cash from Operations, as defined in the Partnership Agreement), made by the Partnership from the date of the Offer until the Payment Date, upon the terms and subject to the conditions set forth in the Offer. Limited Partners who tender their Units in response to the Offer will not be obligated to pay any commissions or partnership transfer fees. The Purchaser has retained Beacon Hill Partners, Inc. to act as Information Agent (the "Information Agent") and Harris Trust Company of New York to act as Depositary (the "Depositary") in connection with the Offer. The Purchaser will pay all charges and expenses in connection with the services of the Information Agent and the Depositary. The Offer is not conditioned on any minimum number of Units being tendered. Subject to the Minimum Units Requirements, a Limited Partner may tender any or all of the Units owned by that Limited Partner. Notwithstanding any provision contained in the Offer to Purchase or any related document, under no circumstances will the Purchaser be required to accept any Units the transfer of which to the Purchaser would be prohibited by the Partnership Agreement or any regulation or procedure adopted thereunder.

         The Purchaser is not affiliated with the general partners of the Partnership. However, the Purchaser has entered into an Agreement with Presidio, pursuant to which, among other things and subject to the terms and conditions set forth therein: (i) the Purchaser has granted Presidio the right to purchase 50% of the Units acquired by the Purchaser pursuant to the Offer and offers for Units of the Related Partnerships (collectively, the "Offers"); (ii) either party can initiate buy/sell procedures pursuant to which the non-initiating party would be required to elect either to buy certain Units from the initiating party or to sell certain Units to the initiating party; (iii) the Purchaser and its affiliates have agreed that, prior to the Standstill Expiration Date, they will not: seek the removal of the general partners, call any meeting of limited partners or seek to control the management, policies or affairs of the Partnership or the Related Partnerships, effect any business combination or other extraordinary transaction with the Partnership, any Related Partnership or their general partners, acquire Units other than pursuant to the Offers or acquire properties or assets of the Partnership or any Related Partnership; (iv) the Purchaser and its affiliates have agreed, prior to the Standstill Expiration Date, to vote their Units in favor of a proposal, if any, by the Partnership's general partners that would result in Limited Partners receiving securities that are listed on NASDAQ or a national securities exchange; and (v) Presidio has agreed to cause the general partners of the Partnership and the Related Partnership to cooperate to facilitate the Offers. Section 12 ("Background of the Offer") contains a more detailed description of the Agreement.

         Some Factors To Be Considered By Limited Partners. In considering the Offer, Limited Partners may wish to consider the following:

         o The Purchaser is making the Offer with a view to making a profit. Accordingly, in establishing the Purchase Price, the Purchaser was motivated to set the lowest price for the Units which might be acceptable to Limited Partners consistent with the Purchaser's objectives. Such objectives and motivations may conflict with the interest of the Limited Partners in receiving the highest price for their Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Purchase Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness.

         o The Purchase Price of $85.00 per Unit is approximately 72% of the Purchaser's estimate of the net asset value per Unit of $117.61 and approximately 76% of the Purchaser's estimate of liquidation value per Unit of $112.34. See Section 13 ("Purchase Price Considerations").

         o Upon the liquidation of the Partnership, the Purchaser will benefit to the extent the amount per Unit it receives in the liquidation exceeds the Purchase Price, if at all. Therefore, Limited Partners might receive more value if they hold their Units, rather than tender, and receive proceeds from the liquidation of the Partnership. Alternatively, Limited Partners may prefer to receive the Purchase Price now rather than wait for uncertain future net liquidation proceeds. When the assets of the Partnership are ultimately sold or otherwise disposed of, the return to Limited Partners could be higher or lower than the Purchase Price.

         o If the Purchaser is successful in acquiring a substantial number of Units pursuant to the Offer, the Purchaser, which is controlled by Mr. Icahn, could, after the Standstill Expiration Date, thereby be in a position to significantly influence voting decisions with respect to the Partnership. This means that, after the Standstill Expiration Date, (i) those who remain Limited Partners could be prevented from taking action they desire but that the Purchaser opposes and
                  (ii) the Purchaser may be able to take action desired by the Purchaser which may be opposed by, and which may not be in the best interests of, such remaining Limited Partners. Generally, however, voting decisions other than certain decisions concerning the removal and substitution of the Partnership's general partners require the consent of the Partnership's general partners prior to effectuation.

         o To the extent that a portion of the losses recognized and allocated to the Limited Partners for tax purposes by the Partnership in prior years was subject to restrictions on deductions of losses from passive activities, such losses were generally "suspended" and carried over by the Limited Partners. Such "suspended" losses may, depending on a Limited Partner's particular circumstances, be available to offset all or a portion of any gain recognized by such Limited Partner on the sale of Units. In the event that a Limited Partner tenders all of his Units, he would generally be able to deduct any loss on the sale along with the balance of any "suspended" passive activity losses from prior years. See Section 6 ("Certain Federal Income Tax Matters"). Because the Offer is being made for less than all of the outstanding Units, there can be no assurance that a Limited Partner tendering all of his Units will in fact sell all of such Units pursuant to the Offer.

         o Consummation of the Offer may limit the ability of Limited Partners to dispose of Units during the twelve month period following completion of the Offer. See Section 7 ("Effects of the Offer").

         o Limited Partners may no longer wish to continue with their investment in the Partnership for a number of reasons, including:

                           Although not necessarily an indication of value, the $85.00 per Unit Purchase Price is a premium over the $67.28 weighted average selling price for Units reported for the limited and sporadic secondary market during the six-month period ended January 31, 1998. See Section 13 ("Purchase Price Considerations"). Such secondary market selling prices do not take into account commissions charged by secondary market makers effectuating such sales and other transaction costs;

                           The Offer will provide Limited Partners with an immediate opportunity to liquidate their investment in the Partnership without the usual transaction costs associated with market sales or Partnership transfer fees;

                           Although there are some limited resale mechanisms available to Limited Partners wishing to sell their Units, there is no formal or organized trading market for the Units.

                           The Partnership's Form 10-K for the year ended December 31, 1996 (the "Form 10-K") states: "Units of the Partnership are not publicly traded. There are certain restrictions set forth in the Partnership's amended limited partnership agreement ("Limited Partnership Agreement") which may limit the ability of a limited partner to transfer Units. Such restrictions could impair the ability of a limited partner to liquidate its investment in the event of an emergency or for any other reason." Accordingly, Limited Partners who desire resale liquidity may wish to consider the Offer. The Offer affords a significant number of Limited Partners an opportunity to dispose of their Units for cash, which alternative otherwise might not be available to them. However, the Purchase Price is not intended to represent either the fair market value of a Unit or the fair market value of the Partnership's assets on a per Unit basis;

                           General disenchantment with real estate investments;

                           General disenchantment with long-term investments in limited partnerships because of, among other things, their illiquidity and the inability of Limited Partners to effectuate management control over the Partnership's affairs through the annual election of general partners. Limited Partners should note, however, that they do have the right to remove the general partners by a majority vote;

                           The Offer may be attractive to certain Limited Partners who wish in the future to avoid the expenses, delays and complications in filing complex income tax returns which result from an ownership of Units;

                           The Offer provides Limited Partners with the opportunity to liquidate their Units and to reinvest the proceeds in other investments should they desire to do so;

                           The Purchaser believes that the Units represent an attractive investment at the Purchase Price. There can be no assurance, however, that this judgment is correct. Ownership of Units will remain a speculative investment.

         The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more persons, the right to purchase Units tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering Limited Partners to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

         Limited Partners should consult with their respective advisors about the financial, tax, legal and other implications of accepting the Offer. Limited Partners are urged to read the Offer to Purchase and the related materials carefully and in their entirety before deciding whether to tender their Units.

         The Purchaser. The Purchaser is a Delaware limited partnership, the general partner of which is Olympia-GP Inc., a Delaware corporation which is wholly-owned by American Real Estate Holdings, L.P., a Delaware limited partnership ("AREH"), and the sole limited partner of which is AREH. The general partner of AREH is American Property Investors, Inc., a Delaware corporation which is wholly-owned by Carl C. Icahn, and the sole limited partner of AREH is American Real Estate Partners, L.P., a Delaware limited partnership.

         Reasons For The Offer. The Purchaser is making the Offer because it believes that the Units represent an attractive investment at the price offered. There can be no assurance, however, that the Purchaser's judgment is correct, and, as a result, ownership of Units (either by the Purchaser or Limited Partners who retain their Units) will remain a speculative investment. The Purchaser is acquiring the Units for investment purposes and has no present intention to make any effort to change current management or the operations of the Partnership and has no present plans for any extraordinary transaction involving the Partnership. See Section 8 ("Future Plans of the Purchaser").

         Conditions. The Offer is not conditioned on any minimum number of Units being tendered. Certain other conditions, however, do apply. See Section 14 ("Conditions of the Offer").

         Outstanding Units. According to publicly available information, as of March 15, 1997, there were 588,010 Units issued and outstanding, which were held by 12,684 Limited Partners. An affiliate of the Purchaser beneficially owns 3,243 Units. See Section 10 ("Information Concerning the Purchaser and Certain Affiliates of the Purchaser").

         Additional Information. The Partnership is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and are available for inspection and copying at the regional offices of the Commission located in Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048 and at the Commission's World Wide Website at http://www.sec.gov. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates.

         ALL OF THE INFORMATION WITH RESPECT TO THE PARTNERSHIP CONTAINED IN THE OFFER TO PURCHASE HAS BEEN DERIVED FROM DOCUMENTS AND REPORTS PUBLICLY FILED BY THE PARTNERSHIP OR THE APPRAISAL INFORMATION (AS DEFINED IN SECTION 12 ("BACKGROUND OF THE OFFER")). ALTHOUGH THE PURCHASER HAS NO INFORMATION THAT ANY STATEMENTS CONTAINED HEREIN BASED UPON SUCH DOCUMENTS, REPORTS OR APPRAISAL INFORMATION ARE UNTRUE, THE PURCHASER CANNOT TAKE RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONCERNING THE PARTNERSHIP CONTAINED IN SUCH DOCUMENTS, REPORTS AND APPRAISAL INFORMATION OR FOR ANY FAILURE BY THE PARTNERSHIP TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED AND MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF ANY SUCH INFORMATION BUT WHICH ARE UNKNOWN TO THE PURCHASER.

                                    THE OFFER

         SECTION 1.  TERMS OF THE OFFER; EXPIRATION DATE; PRORATION.

         Upon the terms and subject to the conditions of the Offer, the Purchaser will accept (and thereby purchase) up to 235,000 Units that are validly tendered on or prior to the Expiration Date and not withdrawn in accordance with the procedures set forth in Section 4 ("Withdrawal Rights"). For purposes of the Offer, the term "Expiration Date" shall mean 12:00 midnight, New York City time, on Wednesday, April 8, 1998, unless the Purchaser in its sole discretion shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as extended by the Purchaser, shall expire. See Section 5 ("Extension of Tender Period; Termination; Amendment") for a description of the Purchaser's right to extend the period of time during which the Offer is open and to amend or terminate the Offer.

         If, prior to the Expiration Date, the Purchaser increases the consideration offered to Limited Partners pursuant to the Offer, the increased consideration will be paid for all Units accepted for payment pursuant to the Offer, whether or not the Units were tendered prior to the increase in consideration.

         If more than 235,000 Units are validly tendered and not properly withdrawn on or prior to the Expiration Date, the Purchaser will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for an aggregate of 235,000 of the Units so tendered, pro rata according to the number of Units validly tendered by each Limited Partner and not properly withdrawn on or prior to the Expiration Date, with appropriate adjustments to avoid (i) purchases of fractional Units and (ii) purchases that would violate the Partnership Agreement and any relevant procedures or regulations promulgated by the Partnership's general partners. If the number of Units validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 235,000 Units, the Purchaser will purchase all Units so tendered and not properly withdrawn, upon the terms and subject to the conditions of the Offer, subject to the adjustments referred to in the preceding sentence.

         If proration of tendered Units is required, because of the difficulty of determining the number of Units validly tendered and not withdrawn, the Purchaser may not be able to announce the final results of such proration until at least approximately seven business days after the Expiration Date. Subject to the Purchaser's obligation under Rule 14e-1(c) under the Exchange Act to pay Limited Partners the Purchase Price in respect of Units tendered or return those Units promptly after the termination or withdrawal of the Offer, the Purchaser does not intend to pay for any Units accepted for payment pursuant to the Offer until the final proration results are known. NOTWITHSTANDING ANY SUCH DELAY IN PAYMENT, NO INTEREST WILL BE PAID ON THE PURCHASE PRICE.

         The Offer is conditioned on satisfaction of certain conditions. See
Section 14 ("Conditions of the Offer"), which sets forth in full the conditions of the Offer. The Purchaser reserves the right (but in no event shall be obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the Expiration Date, any or all of the conditions have not been satisfied or waived, the Purchaser reserves the right to (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units to tendering Limited Partners, (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Limited Partners to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended, and (iv) amend the Offer.

         The Partnership has provided the Purchaser with a list of Limited Partners for the purpose of making the Offer, and the Offer to Purchase, the Assignment of Partnership Interest and, if required, any other relevant materials are being mailed to the Limited Partners to the extent their names and addresses are on such list.

         SECTION 2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS.

         Upon the terms and subject to the conditions of the Offer, the Purchaser will purchase by accepting for payment and will pay for Units validly tendered and not withdrawn in accordance with the procedures specified in
Section 4 ("Withdrawal Rights"), as promptly as practicable following the Expiration Date (such date of payment referred to herein as the "Payment Date"). A tendering beneficial owner of Units whose Units are owned of record by an Individual Retirement Account or other qualified plan will not receive direct payment of the Purchase Price; rather, payment will be made to the custodian of such account or plan. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Depositary of a properly completed and duly executed Assignment of Partnership Interest (or facsimile thereof) (with required medallion signature guarantees, unless waived by the Purchaser in its sole and absolute discretion) and any other documents required by the Assignment of Partnership Interest. See Section 3 ("Procedure for Tendering Units"). UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

         For purposes of the Offer, the Purchaser will be deemed to have accepted for payment pursuant to the Offer, and thereby purchased, validly tendered Units, if, as and when the Purchaser gives verbal or written notice to the Depositary of the Purchaser's acceptance of those Units for payment pursuant to the Offer. No tender of Units will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived.

         If any tendered Units are not purchased for any reason, the Assignment of Partnership Interest shall be effective to transfer to the Purchaser only that number of the Limited Partner's Units as is accepted for payment and thereby purchased by the Purchaser and the Certificates representing the unpurchased Units returned. If, for any reason, acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights under
Section 14 ("Conditions of the Offer"), the Depositary may, nevertheless, on behalf of the Purchaser retain tendered Units, and those Units may not be withdrawn except to the extent that the tendering Limited Partners are entitled to withdrawal rights as described in Section 4 ("Withdrawal Rights"); subject, however, to the Purchaser's obligation under Rule 14e-1(c) under the Exchange Act to pay Limited Partners the Purchase Price in respect of Units tendered or return those Units promptly after termination or withdrawal of the Offer.

         The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more persons, the right to purchase Units tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering Limited Partners to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

         SECTION 3.  PROCEDURE FOR TENDERING UNITS.

         Valid Tender. To validly tender Units, a properly completed and duly executed Assignment of Partnership Interest (or facsimile thereof) and any other documents required by the Assignment of Partnership Interest and related Certificates must be received by the Depositary at its address set forth on the back cover of the Offer to Purchase, on or prior to the Expiration Date. Subject to the Minimum Units Requirements, a Limited Partner may tender any or all of the Units owned by that Limited Partner. No alternative, conditional or contingent tenders will be accepted.

         Signature Requirements. The signature(s) on the Assignment of Partnership Interest must be medallion guaranteed by a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States, a brokerage firm that is a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., as provided in the Assignment of Partnership Interest. See Instructions to the Assignment of Partnership Interest.

         In order for a tendering Limited Partner to participate in the Offer, his Units must be validly tendered and not withdrawn on or prior to the Expiration Date.

         THE METHOD OF DELIVERY OF THE ASSIGNMENT OF PARTNERSHIP INTEREST, ALL OTHER REQUIRED DOCUMENTS AND THE RELATED CERTIFICATES IS AT THE OPTION AND RISK OF THE TENDERING LIMITED PARTNER AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         Appointment As Proxy. By executing an Assignment of Partnership Interest, a tendering Limited Partner irrevocably appoints the Purchaser, its general partner and any designees of the Purchaser as the Limited Partner's true and lawful agents and attorneys-in-fact and proxies, in the manner set forth in the Assignment of Partnership Interest, each with full power of substitution, to the full extent of the Limited Partners's rights with respect to the Units tendered by the Limited Partner and accepted for payment by the Purchaser. The Purchaser, its general partner and the designees of the Purchaser will, as to those Units, be empowered to exercise all voting and other rights with respect to such Units, including, without limitation, to assign such power of proxy and/or power-of-attorney to any person without assigning the related Units with respect to which the such proxy and power-of-attorney was granted, to deliver such Units and transfer ownership of such Units on the Partnership books maintained by the general partners of the Partnership, to become a substituted limited partner and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units and as a limited partner of the Partnership, all in accordance with the terms of the Offer. Each such power of attorney and proxy shall be considered coupled with an interest in the tendered Units and is irrevocable. Such appointment is subject to and effective upon acceptance for payment of the Units tendered by the Limited Partner. Upon such acceptance for payment, all prior proxies given by the Limited Partner with respect to the Units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The Purchaser reserves the right to require that, in order for Units to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of the Units, the Purchaser must be able to exercise full voting rights with respect to the Units, including voting at any meeting of Limited Partners then scheduled or acting by written consent without a meeting. By executing the Assignment of Partnership Interest, a tendering holder of Units agrees to execute all such documents and take such other actions as shall be reasonably required to enable the Units tendered to be voted in accordance with the directions of the Purchaser.

         Assignment Of Interest In Future Distributions. By executing an Assignment of Partnership Interest, a tendering Limited Partner irrevocably assigns to the Purchaser and its assigns all of the right, title and interest of the Limited Partner in and to any and all distributions made by the Partnership from and after the Payment Date in respect of the Units tendered by the Limited Partner and accepted for payment and thereby purchased by the Purchaser.

         Determination Of Validity; Rejection Of Units; Waiver Of Defects; No Obligation To Give Notice Of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the Offer will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders of any particular Units determined by it not to be in proper form or if the acceptance of or payment for those Units may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive or amend any of the conditions of the Offer that it is legally permitted to waive as to the tender of any particular Units and to waive any defect or irregularity in any tender with respect to any particular Units of any particular Limited Partner. The Purchaser's interpretation of the terms and conditions of the Offer (including the Assignment of Partnership Interest) will be final and binding on all parties. No tender of Units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither the Purchaser, the Depositary nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Units or will incur any liability for failure to give any such notification.

         Backup Federal Income Tax Withholding. To prevent the possible application of backup federal income tax withholding of 31% with respect to payment of the Purchase Price, a tendering Limited Partner must provide the Purchaser with the Limited Partner's correct taxpayer identification number by completing the Substitute Form W-9 included in the Assignment of Partnership Interest. See Section 6 ("Certain Federal Income Tax Matters") and the Instructions to the Assignment of Partnership Interest.

         FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to 10% of the amount of the Purchase Price plus Partnership liabilities allocable to each Unit purchased, each tendering Limited Partner must complete the FIRPTA Affidavit included in the Assignment of Partnership Interest certifying the Limited Partner's taxpayer identification number and address and that the Limited Partner is not a foreign person. See Section 6 ("Certain Federal Income Tax Matters") and the Instructions to the Assignment of Partnership Interest.

         Assignee Status. Any assignee of Units who has not been admitted to the Partnership as a substitute Limited Partner must provide documentation to the Depositary which demonstrates, to the satisfaction of the Purchaser, such person's status as an assignee of a Unit.

         A tender of Units pursuant to any of the procedures described above and the acceptance for payment of such Units will constitute a binding agreement between the tendering Limited Partner and the Purchaser on the terms set forth in the Offer.

         SECTION 4.  WITHDRAWAL RIGHTS.

         Tenders of Units pursuant to the Offer are irrevocable, except that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless already accepted for payment as provided in the Offer to Purchase, may also be withdrawn at any time after May 11, 1998.

         For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered, the number of Units to be withdrawn and the name in which the Certificates are registered, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person(s) who signed the Assignment of Partnership Interest in the same manner as the Assignment of Partnership Interest was signed (including medallion signature guaranties).

         If purchase of, or payment for, Units is delayed for any reason or if the Purchaser is unable to purchase or pay for Units for any reason, then, without prejudice to the Purchaser's rights under the Offer, tendered Units may be retained by the Depositary and may not be withdrawn, except to the extent that tendering Limited Partners are entitled to withdrawal rights as set forth in this Section 4; subject, however, to the Purchaser's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay Limited Partners the Purchase Price in respect of Units tendered or return those Units promptly after termination or withdrawal of the Offer.

         Any Units properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 ("Procedure for Tendering Units") at any time prior to the Expiration Date.

         All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties. Neither the Purchaser, the Depositary nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

         SECTION 5.  EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT.

         The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, (ii) to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, (iii) upon the occurrence of any of the conditions specified in Section 14 ("Conditions of the Offer"), to delay the acceptance for payment of, or payment for, any Units not already accepted for payment or paid for, and (iv) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered, the number of Units being sought, or both). Notice of any such extension, termination or amendment will promptly be disseminated to Limited Partners in a manner reasonably designed to inform Limited Partners of such change in compliance with Rule 14d-4(c) under the Exchange Act. In the case of an extension of the Offer, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

         If the Purchaser extends the Offer, or if the Purchaser (whether before or after its acceptance for payment of Units) is delayed in its payment for Units or is unable to pay for Units pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Units and those Units may not be withdrawn except to the extent tendering Limited Partners are entitled to withdrawal rights as described in
Section 4 ("Withdrawal Rights"); subject, however, to the Purchaser's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay Limited Partners the Purchase Price in respect of Units tendered or return those Units promptly after termination or withdrawal of the Offer.

         If the Purchaser makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following any material change in the terms of an offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to holders of Units. Accordingly, if prior to the Expiration Date, the Purchaser increases (other than increases of two percent or less than the outstanding Units) or decreases the number of Units being sought, or increases or decreases the consideration offered pursuant to an Offer, and if such Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to holders of Units, such Offer will be extended at least until the expiration of such ten business days. As used in the Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

         SECTION 6. CERTAIN FEDERAL INCOME TAX MATTERS.

         The following summary is a general discussion of certain of the federal income tax consequences of a sale of Units pursuant to the Offer. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations thereunder, administrative rulings, practice and procedures and judicial authority, all as of the date of the Offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Limited Partner in light of such Limited Partner's specific circumstances or to certain types of Limited Partners subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies and tax-exempt organizations), nor (except as otherwise expressly indicated) does it describe any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions for federal income tax purposes, and also may be taxable transactions under applicable state, local, foreign and other tax laws. LIMITED PARTNERS SHOULD CONSULT THEIR RESPECTIVE TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO EACH SUCH LIMITED PARTNER OF SELLING UNITS PURSUANT TO THE OFFER.

         In general, a Limited Partner will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Limited Partner's "amount realized" on the sale and (ii) the Limited Partner's adjusted tax basis in the Units sold. The amount of a Limited Partner's adjusted tax basis in such Units will vary depending upon the Limited Partner's particular circumstances. The "amount realized" with respect to a Unit will be a sum equal to the amount of cash received by the Limited Partner for the Unit pursuant to the Offer (that is, the Purchase Price) plus the amount of the Partnership's liabilities allocable to the Unit (as determined under Code Section 752).

         The gain or loss recognized by a Limited Partner on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss if (as is generally expected to be the case) the Unit was held by the Limited Partner as a capital asset. That capital gain or loss will be treated as long-term capital gain or loss if the tendering Limited Partner's holding period for the Units exceeds 18 months. If the tendering Limited Partner's holding period for the Units exceeds one year but not more than 18 months, the capital gain or loss will be treated as mid-term capital gain or loss. Under current law, long-term and mid-term capital gains of individuals and other non-corporate taxpayers are taxed at marginal federal income tax rates of 20% and 28%, respectively, whereas the maximum marginal federal income tax rate for ordinary income of such persons is 39.6%. Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carry forward period is five years and a non-corporate taxpayer can carry forward such losses indefinitely); in addition, a corporation is permitted to carry back excess capital losses to the three preceding taxable years, provided the carryback does not increase or produce a net operating loss for any of those years.

         If any portion of the amount realized by a Limited Partner is attributable to "unrealized receivables" (which includes depreciation recapture) or "inventory" as defined in Code Section 751, then a portion of the Limited Partner's gain or loss may be ordinary rather than capital.

         A tendering Limited Partner will be allocated a pro rata share of the Partnership's taxable income or loss for the year of sale with respect to the Units sold in accordance with the provisions of the Partnership Agreement concerning transfers of Units. Such allocation and any cash distributed by the Partnership to the Limited Partner for that year will affect the Limited Partner's adjusted tax basis in Units and, therefore, the amount of such Limited Partner's taxable gain or loss upon a sale of Units pursuant to the Offer.

         Under Code Section 469, a non-corporate taxpayer or personal service corporation generally can deduct "passive activity losses" in any year only to the extent of the person's passive activity income for that year. Closely held corporations may not offset such losses against so-called "portfolio" income. Substantially all post- 1986 losses of Limited Partners from the Partnership are passive activity losses. Limited Partners may have "suspended" passive activity losses from the Partnership (i.e., post-1986 net taxable losses in excess of statutorily permitted "phase-in" amounts and which have not been used to offset income from other passive activities).

         If a Limited Partner sells less than all of his Units pursuant to the Offer, a loss recognized by that Limited Partner can be currently deducted (subject to other applicable limitations) to the extent of the Limited Partner's passive income from the Partnership for that year plus any other passive activity income for that year, and a gain recognized by a Limited Partner upon the sale of Units can be offset by the Limited Partner's current or "suspended" passive activity losses (if any) from the Partnership and other sources. If, on the other hand, a Limited Partner sells 100% of his Units pursuant to the Offer, any "suspended" losses and any losses recognized upon the sale of the Units will be offset first against any other net passive gain to the Limited Partner from the sale of the Units and any other net passive activity income from other passive activity investments, and the balance of any "suspended" net losses from the Units will no longer be subject to the passive activity loss limitation and, therefore, will be deductible by such Limited Partner from his other income (subject to any other applicable limitations). A tendering Limited Partner must sell all of his Units to receive these tax benefits. Because the Offer is being made for less than all of the outstanding Units, there can be no assurance that a Limited Partner which tenders all of his Units will in fact sell all of his Units pursuant to the Offer.

         Limited Partners (other than tax-exempt persons, corporations and certain foreign persons) who tender Units may be subject to 31% backup withholding unless those Limited Partners provide a taxpayer identification number ("TIN") and certify that the TIN is correct or properly certify that they are awaiting a TIN. A Limited Partner may avoid backup withholding by properly completing and signing the Substitute Form W-9 included as part of the Assignment of Partnership Interest. If a Limited Partner who is subject to backup withholding does not properly complete and sign the Substitute Form W-9, the Purchaser will withhold 31% from payments to such Limited Partner.

         A Limited Partner who tenders Units must file an information statement with his federal income tax return for the year of the sale which provides the information specified in Treasury Regulation Section .1.751-1(a)(3). The selling Limited Partner also must notify the Partnership of the date of the transfer and the names, addresses and TINs of the transferor and transferee within 30 days of the date of the transfer (or, if earlier, by January 15 of the following calendar year).

         Gain realized by a foreign Limited Partner on the sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Code Section 1445, the transferee of an interest held by a foreign person in a partnership which owns United States real property generally is required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. In order to comply with this requirement, the Purchaser will withhold 10% of the amount realized by a tendering Limited Partner unless the Limited Partner properly completes and signs the FIRPTA Affidavit included as part of the Assignment of Partnership Interest certifying the Limited Partner's TIN, that such Limited Partner is not a foreign person and the Limited Partner's address. Amounts withheld would be creditable against a foreign Limited Partner's federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.

         SECTION 7.  EFFECTS OF THE OFFER.

         Effect On Trading Market; Registration Under Section 12(g) Of The Exchange Act. If a substantial number of Units are purchased pursuant to the Offer, the likely result will be a reduction in the number of Limited Partners. In the case of certain kinds of securities, a reduction in the number of security-holders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the Units and, therefore, the Purchaser does not believe a reduction in the number of Limited Partners will materially further restrict the Limited Partners' ability to find purchasers for their Units.

         The Units are registered under Section 12(g) of the Exchange Act, which means, among other things, that the Partnership is required to file periodic reports with the Commission and to comply with the Commission's proxy rules. The Purchaser does not expect or intend that consummation of the Offer will cause the Units to cease to be registered under Section 12(g) of the Exchange Act. If the Units were to be held by fewer than 300 persons, the Partnership could apply to de-register the Units under the Exchange Act. Because the Units are widely held, however, the Purchaser expects that, even if it purchases the maximum number of Units in the Offer, after that purchase, the Units will be held of record by substantially more than 300 persons.

         As a result of the Offer and in the Purchaser's capacity as a Limited Partner of the Partnership, the Purchaser will participate in any subsequent distributions to Limited Partners to the extent of the Units purchased pursuant to the Offer.

         Certain Restrictions On Transfer Of Units. The Partnership Agreement restricts transfers of Units if, among other things, such transfer would cause a termination of the Partnership for federal income tax purposes (which termination would occur when Units representing 50% or more of total Partnership capital and profits are transferred within a twelve-month period). Consequently, sales of Units in the secondary market and in private transactions during the twelve-month period following completion of the Offer may be restricted, and requests for transfers of Units during such twelve-month period may not be recognized. The Purchaser does not intend to purchase Units to the extent such purchase would violate the transfer restrictions set forth in the Partnership Agreement. See Section 6 ("Certain Federal Income Tax Matters").

         SECTION 8.  FUTURE PLANS OF THE PURCHASER.

         The purpose of the Offer is to enable the Purchaser to acquire a significant interest in the Partnership for investment purposes based on its expectation that there may be underlying value in the Partnership's properties. The Purchaser does not presently intend to make any effort to change current management or the operation of the Partnership and has no present plans or intentions for any extraordinary transaction involving the Partnership. Furthermore, the Purchaser and its affiliates have agreed with Presidio that, prior to the Standstill Expiration Date, they will not, among other things, seek the removal of the general partners, seek to control the management, policies or affairs of the Partnership, or seek to effect any form of business combination or other extraordinary transaction with the Partnership or its general partners. The Purchaser and its affiliates have also agreed, prior to the Standstill Expiration Date, to vote their Units in favor of a proposal, if any, by the Partnership's general partners that would result in Limited Partners receiving securities that are listed on NASDAQ or a national securities exchange. See
Section 12 ("Background of the Offer"). However, the Purchaser's plans with respect to its investment in the Units could change after the Standstill Expiration Date. If such plans with respect to the Partnership change in the future, the ability of the Purchaser to influence actions on which Limited Partners have the right to vote will depend on the response of Limited Partners to the Offer. If the Purchaser acquires only a few Units pursuant to the Offer, the Purchaser would not be in a position to influence matters over which Limited Partners have a right to vote. Conversely, if the maximum number of Units sought are purchased pursuant to the Offer, the Purchaser would own approximately 40% of the issued and outstanding Units (or 20% of the issued and outstanding Units if the call option granted under the Agreement is exercised) and, as a result, would be in a position, after the Standstill Expiration Date, to exert significant influence over matters on which Limited Partners have a right to vote. Under the Partnership Agreement, Limited Partners holding a majority of the Units are entitled to remove the Partnership's general partners at any time. However, as stated above, the Purchaser has no present intention of doing so and is prohibited from doing so under the Agreement prior to the Standstill Expiration Date. In addition, Limited Partners holding a majority of the Units, with the concurrence of the Partnership's general partner, are entitled to take action with respect to a variety of matters, including dissolution of the Partnership and most types of amendments to the Partnership Agreement, but the Purchaser has no present intention of doing so.

         The purchase of the Units will allow the Purchaser to benefit from any of the following: (a) any cash distributions from Partnership operations in the ordinary course of business; (b) any distributions of net proceeds from the sale of Partnership properties; and (c) any distributions of net proceeds from the liquidation of the Partnership. Following the completion of the Offer (but subject to the terms of the Agreement), the Purchaser and/or persons related to or affiliated with it may acquire additional Units or may sell Units. Any acquisition may be made through private purchases, through one or more future tender or exchange offers or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the Units purchased pursuant to the Offer, and may be for cash or other consideration. The Purchaser also may in the future (subject to the terms of the Agreement) consider selling some or all of the Units it acquires pursuant to the Offer to persons not yet determined. Under the Agreement, Presidio has the right to purchase 50% of the Units acquired by the Purchaser in the Offer and the Units are subject to a buy/sell agreement with Presidio. See Section 12 ("Background of the Offer").

         Except as set forth herein, the Purchaser does not have any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; a sale or transfer of a material amount of the Partnership's assets; any changes in composition of the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or dividend policy; or any other material changes in the Partnership's structure or business.

         SECTION 9.  CERTAIN INFORMATION CONCERNING THE PARTNERSHIP.

         Information contained in this Section 9 concerning the Partnership is derived from the Partnership's publicly-filed documents and reports. Although the Purchaser has no information that any statement contained in this Section 9 is untrue, the Purchaser cannot take responsibility for the accuracy or completeness of any information contained in this Section 9 or any failure by the Partnership to disclose events which may have occurred and may effect the significance or accuracy of any such information but which are unknown to the Purchaser.

         The Partnership's Assets and Business. The Partnership is a limited partnership formed in 1985 under the laws of the State of Delaware. Its principal executive offices are located at 411 West Putnam Avenue, Greenwich, CT 06830. Its telephone number is (203) 862-7444.

         The Partnership is engaged in the business of operating and holding for investment previously acquired income-producing properties, consisting of office buildings, shopping centers and other commercial and industrial properties such as industrial parks and warehouses.

         As of March 15, 1997, the Partnership held interests in eleven properties containing an aggregate of 2,478,386 square feet of leasable area.

         The following table sets forth certain information regarding the Partnership's properties as of March 15, 1997. More comprehensive information concerning such properties is included in the Partnership's Form 10-K for the fiscal year ended December 31, 1996.

                                                              Current
                                                              Leasable          Occupancy
                                                              Square              as of
Property Name                       Location                  Footage           January 1,
-------------                       --------                  --------          ------------
                                                                                1997    1996
                                                                                ----    ----
Century Park I(1)                   Kearny Mesa, CA           200,002            74%(2)  74%
568 Broadway(3)                     New York, NY              299,000           100%     95%
Seattle Tower(4)                    Seattle, WA               141,000            96%     92%
Commonwealth Industrial Park        Fullerton, CA             273,576            87%     66%
Commerce Plaza I                    Richmond, VA               85,000            95%     92%
Melrose Crossing                    Melrose Park, IL          138,355            18%     50%
Matthews Township Festival          Charlotte, NC             127,388            86%     89%
Sutton Square Shopping Center       Raleigh, NC               101,965           100%    100%
230 East Ohio Street(5)             Chicago, IL                83,600            74%     75%
TMR Warehouses(6)                   Columbus, OH            1,010,500           (7)
The Melrose Out Parcel              Melrose Park, IL            (8)
-------------

         (1) Century Park I is owned by a joint venture comprised of the Partnership and High Equity Partners L.P. Series 85 ("HEP-85"), an affiliated public limited partnership. The Partnership and HEP-85 each have a 50% interest in the joint venture.

         (2) The leasing of 14,705 rentable square feet to HealthSouth/IMC Healthcare Centers in January 1997 increased the occupancy rate to 81%.

         (3) 568 Broadway is owned by a joint venture comprised of the Partnership, HEP-85 and High Equity Partners L.P. - Series 88 ("HEP-88"), an affiliated public limited partnership. The Partnership and HEP-85 each have a 38.925% interest and HEP-88 has a 22.15% interest in the joint venture.

         (4) Seattle Tower is owned by a joint venture comprised of the Partnership and HEP-85. The Partnership and HEP-85 each have a 50% interest in the joint venture.

         (5) In October 1997, the Partnership sold the 230 East Ohio Street property to an existing tenant in the building. The sales price of $2,800,000 resulted in a gain of approximately $1,100,000 recorded during the fourth quarter of 1997.

         (6) The TMR Warehouses are owned by a joint venture comprised of the Partnership and HEP-88. The Partnership has a 20.66% interest and HEP-88 has a 79.34% interest in the joint venture.

         (7) Consists of three separate warehouses located in Orange, Grove City and Hilliard, all suburbs of Columbus, Ohio, with individual square footage of 583,000 square feet, 190,000 square feet and 237,500 square feet, respectively. As of January 1, 1997 and 1996, the Orange and Grove City buildings were each 100% leased to a single tenant. As of January 1, 1997, the Hilliard property was 100% leased compared to 74% as of January 1, 1996.

         (8) Consists of a parcel of approximately 18,000 square feet of vacant land adjacent to the Melrose Crossing Shopping Center, located in Melrose Park, Illinois. In 1993, the Partnership entered into a ten year ground lease with Rally's Hamburgers, Inc. ("Rally's") which constructed a drive-through hamburger restaurant on the site at its own cost. In January 1995, Rally's ceased operating due to low sales volume. Rally's is required to continue paying rent for the entire lease term which expires in April 2004.

         Selected Financial Data. Set forth below is a summary of certain financial data for the Partnership which has been excerpted from the Partnership's Form 10-K for the year ended December 31, 1996 and Forms 10-Q for the nine month periods ended September 30, 1997 and September 30, 1996, respectively. More comprehensive financial and other information is included in such reports and other documents filed by the Partnership with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all the financial information and related notes contained therein.

                            Statements of Operations

                                                     For the Nine Months Ended
                                                           September 30,
                                                   -----------------------------
                                                        1997           1996
                                                   -------------   -------------
Rental Revenue...................................   $8,639,433      $8,935,277
                                                   -------------   -------------
Costs and Expenses:
  Operating expenses.............................    3,496,351       3,967,598
  Depreciation and amortization..................    1,534,535       1,531,912
  Partnership management fee.....................    1,054,653       1,054,653
  Administrative expenses........................      599,748         406,119
  Property management fee........................      259,316         262,213
                                                   -------------   -------------
                                                     6,944,603       7,222,495

Income before interest and other income              1,694,830       1,712,782

  Interest income................................      256,784         167,303

  Other income...................................       68,175          93,894
                                                   -------------   -------------
Net income.......................................   $2,019,789      $1,973,979
                                                   =============   =============

Net income attributable to:

  Limited partners...............................   $1,918,800      $1,875,280

  General partners...............................      100,989          98,699
                                                   -------------   -------------
Net income.......................................   $2,019,789      $1,973,979
                                                   =============   =============
Net income per unit of limited
  partnership interest (588,010 units
  outstanding)...................................   $     3.26      $     3.19
                                                   =============   =============
                                       15

                                                          Summary Selected Financial Data
                                                           For the Year Ended December 31,
                                 -----------------------------------------------------------------------------------------
                                    1996              1995               1994              1993                1992
                                 -----------      ------------       -----------       ------------        -----------
Revenue                          $11,748,459      $ 10,452,432       $10,233,925       $ 11,436,166        $ 11,716,082
Net Income (Loss)                $ 2,244,520      $(22,084,905)(4)   $   936,307(3)    $(16,511,584)(2)    $(19,060,477)(1)
Net Income (Loss) Per Unit       $      3.63      $     (35.68)(4)   $      1.51(3)    $     (26.68)(2)    $     (30.79)(1)
Distributions Per Unit (6)       $      2.48      $       2.48       $      2.45       $       2.96        $       5.61
Total Assets (7)                 $61,979,385      $ 60,266,933       $83,682,263       $  84,394,634       $102,697,302

----------------------------

(1) Net loss for the year ended December 31, 1992 includes a write-down for impairment on Century Park I, Seattle Tower, Commonwealth, 230 East Ohio Street and 568 Broadway in the aggregate of $21,101,450, or $34.09 per Unit.

(2) Net loss for the year ended December 31, 1993 includes a write-down for impairment on 230 East Ohio Street, Century Park I, 568 Broadway, Commerce Plaza I and Melrose Crossing in the aggregate amount of $17,800,650, or $28.76 per Unit.

(3) Net income for the year ended December 31, 1994 includes a write-down for impairment of Commonwealth of $600,000, or $.97 per Unit.

(4) Net loss for the year ended December 31, 1995 includes a write-down for impairment on 568 Broadway, Century Park I, Seattle Tower, 230 East Ohio Street, Commonwealth, Commerce Plaza I, Melrose Crossing and Matthews Festival in the aggregate amount of $23,769,050, or $38.40 per Unit

(5) All distributions are in excess of accumulated undistributed net income and therefore represent a return of capital to investors on a generally accepted accounting principles basis. Distributions Per Unit for the nine months ended September 30, 1997 were $2.88.

(6)      Total Assets as of September 30, 1997 were $61,615,257.

         SECTION 10. INFORMATION CONCERNING THE PURCHASER AND CERTAIN AFFILIATES OF THE PURCHASER.

         The Purchaser is a Delaware limited partnership, the general partner of which is Olympia-GP, Inc. (the "Olympia General Partner"), a Delaware corporation which is wholly-owned by American Real Estate Holdings, L.P., a Delaware limited partnership ("AREH"), and the sole limited partner of which is AREH. The general partner of AREH is American Property Investors, Inc. ("API"), a Delaware corporation which is wholly-owned by Carl C. Icahn, and the sole limited partner of AREH is American Real Estate Partners, L.P., a Delaware limited partnership ("AREP").

         The address of the principal office of each of the Purchaser, the Olympia General Partner, AREH and API is 100 South Bedford Road, Mount Kisco, New York 10549. Mr. Icahn's business address is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York, 10153.

         The Purchaser and the Olympia General Partner were formed in February, 1998 for the purpose of acquiring Units in the Partnership and in the Related Partnerships. See Section 12 ("Background of the Offer"). AREH is primarily engaged in the business of acquiring and managing real estate and activities related thereto. API is engaged in the business of acting as general partner of AREH and of AREP. Mr. Icahn's present principal occupation or employment is set forth on Schedule I attached hereto and is incorporated herein by reference. Also set forth on Schedule I and incorporated herein by reference are Mr. Icahn's material occupations, positions, offices or employments during the past five years, including the principal business and address of any business, corporation or other organization in which such occupation, position, office or employment was carried on.

         The name, position, citizenship, business address, present principal occupation or employment, material occupations, positions, offices or employments during the past five years and the principal business address of any business corporation or other organization in which such occupation, position, office or employment was carried on, of each executive officer and director of the Olympia General Partner and API are set forth on Schedule I attached hereto and are incorporated herein by reference.

         Neither the Purchaser, the Olympia General Partner, AREH, API, Mr. Icahn, nor any executive officer or director of any of the foregoing, has been, during the past five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws.

         Except as set forth in this Offer to Purchase, (i) neither the Purchaser, the Olympia General Partner, AREH, API, Mr. Icahn nor, to the best of the Purchaser's knowledge, any of the persons listed on Schedule I, nor any affiliate of the foregoing beneficially owns or has a right to acquire any Units, (ii) neither the Purchaser, the Olympia General Partner, AREH, API, Mr. Icahn nor, to the best of the Purchaser's knowledge, any of the persons listed on Schedule I, nor any affiliate of the foregoing has effected any transaction in the Units within the past 60 days, (iii) neither the Purchaser, the Olympia General Partner, AREH, API, Mr. Icahn nor, to the best of the Purchaser's knowledge, any of the persons listed on Schedule I nor any affiliate of the foregoing has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of the Purchaser, the Olympia General Partner, AREH, API, Mr. Icahn or, to the best of the Purchaser's knowledge, any of the persons listed on Schedule I, on the one hand, and the Partnership or its affiliates, on the other hand, and (v) there have been no contracts, negotiations, or transactions between the Purchaser, the Olympia General partner, AREH, API, Mr. Icahn or, to the best of the Purchaser's knowledge, any of the persons listed on Schedule I, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

         AREH owns two parcels of land in Northridge, California and San Diego, California, respectively, which it leases to affiliates of the general partners of the Partnership. Improvements on these properties are owned by such affiliates and leased by them to third parties. AREH also owns a one-half interest in three joint ventures owning certain properties in which one of the Related Partnerships owns the other one-half interest.

         Longacre Corp., a Delaware corporation ("Longacre"), an affiliate of the Purchaser, owns an aggregate of 3,243 Units, which represents less than 1% of the number of Units outstanding, as reported in the Partnership's Form 10-Q for the quarterly period ended September 30, 1997. Such Units are indirectly beneficially owned by Mr. Icahn. These Units were acquired in an auction transactions through the American Partnership Board more than 60 days prior to the date of the Offer.

         SECTION 11.  SOURCE OF FUNDS.

         The Purchaser expects that approximately $19,975,000 (exclusive of fees and expenses) will be required to purchase 235,000 Units, if tendered. The Purchaser will obtain all of such funds from capital contributions from AREH, which has an aggregate net worth substantially in excess of the amount required to purchase such Units. AREH will obtain the funds necessary to make such capital contributions from its working capital.

         SECTION 12.  BACKGROUND OF THE OFFER.

         On September 11, 1997, Longacre sent letters to the general partners of the Partnership and the Related Partnerships requesting lists of limited partners of the Partnership and the Related Partnerships for the purpose of enabling an affiliate to make a tender offer for Units. Longacre sent a second letter requesting limited partner lists to the general partners of the Partnership and the Related Partnerships on February 13, 1998. The requested lists were furnished to the Purchaser under the Agreement discussed below on or about March 9, 1998.

         In late October or early November 1997, a representative of AREH contacted the managing partner of Northstar Capital Partners ("Northstar"), which indirectly controls Presidio and the general partners of the Partnership and the Related Partnerships, to discuss the possibility of conducting a joint tender offer for Units of the Partnership and the Related Partnerships. Representatives of AREH met with the managing partner of Northstar on November 3, 1997, but they were unable to reach agreement on the terms on which a joint tender might be conducted. Following the November 3 meeting, representatives of AREH, Northstar and Presidio continued to discuss a possible joint tender offer in several telephone conversations.

         Between approximately December 17, 1997 and March 5, 1998, representatives of AREH, Northstar and Presidio and their counsel attended meetings and/or participated in telephone conversations in which they negotiated the terms of the Agreement, a copy of which has been filed as Exhibit (c)(1) to the Purchaser's Tender Offer Statement on Schedule 14D-1 filed with the Commission on March 12, 1998. The Agreement provides, among other things, for:
(i) the Purchaser's conduct of tender offers for up to 40% of the outstanding Units of the Partnership and the Related Partnerships, and the cooperation of the general partners of the Partnership and Related Partnerships to facilitate such offers (including furnishing the Purchaser with limited partner lists for use in connection with the Offers and taking a neutral stance with respect thereto) and the transfer of tendered Units to the Purchaser without the imposition of transfer fees; (ii) an agreement by the Purchaser and its affiliates to limit their acquisition of Units in the Partnership and the Related Partnerships to Units acquired in the Offers and to limit their acquisition of assets or properties of the Partnership or the Related Partnerships to properties or assets which the general partners or their affiliates have publicly announced their intention to sell or have hired a broker for such purpose; (iii) an agreement by the Purchaser and its affiliates not to: seek the removal of the general partners or call any meeting of limited partners of the Partnership or the Related Partnerships; make any proposal to or seek proxies from limited partners of the Partnership or the Related Partnerships; or act, either alone on in concert with others, to seek to control the management, policies or affairs of the Partnership or any Related Partnership or to effect any business combination or other extraordinary transaction with the Partnership or its general partners; (iv) an agreement by the Purchaser and its affiliates to vote Units owned by them in favor of a proposal, if any, by the general partners of the Partnership or the Related Partnerships resulting in limited partners receiving securities that are listed on NASDAQ or a national securities exchange; (v) the Purchaser's grant to Presidio of a call option to purchase 50% of the Units in the Partnership acquired in the Offer at a price equal to the lesser of the price paid by the Purchaser or $99.97 per Unit (except that the limitation of the call price to $99.97 per Unit will not apply if the Purchase Price is increased to more than that amount in response to a competing bid), plus 50% of the Purchaser's costs associated with the Offer; (vi) the grant to Presidio of a similar call option to purchase 50% of the Units in the Related Partnerships acquired pursuant to the Offers; (vii) a buy/sell agreement, pursuant to which either party can initiate buy/sell procedures by notifying the other of a specified price per Unit (not to exceed the then current net asset value of the Units) and the other terms and conditions on which the non-initiating party would then be required to elect (subject to certain exceptions) either to buy certain Units from the initiating party or to sell certain Units to the initiating party (such Units consisting, in the case of the Purchaser, of all Units owned by the Purchaser and its affiliates and, in the case of Northstar, of all Units purchased by Northstar upon exercise of the call option described above). The agreements of the Purchaser and its affiliates described in clauses (ii), (iii) and (iv) above expire on March 6, 2001 (the "Standstill Expiration Date"), but may expire earlier under certain circumstances. In connection with the negotiation of the Agreement, Northstar and Presidio furnished the Purchaser with appraisals of each of the properties of the Partnership and the Related Partnerships prepared by an independent appraisal firm (the "Appraiser") in August and September 1997 (collectively, the "Appraisal Information"). For a more complete discussion of the Appraisal Information, see Section 13 ("Purchase Price Considerations").

         SECTION 13.  PURCHASE PRICE CONSIDERATIONS.

         The Purchaser has set the Purchase Price at $85.00 net per Unit (subject to adjustment as set forth in this Offer to Purchase). The Purchaser established the Purchase Price by analyzing a number of quantitative and qualitative factors including: (i) the absence of a significant number of recent reported resales of the Units; (ii) the lack of liquidity of an investment in the Partnership; (iii) the costs to the Purchaser associated with acquiring the Units; (iv) the administrative costs of continuing to own the Partnership's assets through a publicly registered limited partnership; (v) the possibility that Limited Partners may realize taxable income in excess of tax distributions from the Partnership in future years; (vi) the inability of Limited Partners to exercise effective control over the management of the Partnership through the annual election of the General Partners; and (vii) estimated transaction costs of completing the Offer.

         The Purchase Price represents the price at which the Purchaser is willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Purchase Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness. Limited Partners are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

         The Units are not listed or traded on any exchange or quoted on any NASDAQ list or system. At present, privately negotiated sales and sales through intermediaries (e.g., through the trading system operated by The American Partnership Board, which publishes sales by holders of Units) are the principal means available to a

Limited Partner to liquidate an investment in Units (other than the Offer). According to The Partnership Spectrum, an independent third-party industry publication, for the six months ended January 31, 1998, a total of 6,355 Units traded at per Unit prices between $58.00 and $96.00 with a weighted average of $67.28 per Unit. Set forth below is a schedule of the trading activity of Units during the six-months ended January 31, 1998, in two-month intervals, as reported by The Partnership Spectrum:

          Trading Activity for Six-Month Period Ended January 31, 1998
          ------------------------------------------------------------

             Period                         Low/High            No. of Units        Total Volume
            --------                       ----------          --------------      --------------
                                                                   Traded
                                                                  --------
August 1,1997   - September 30, 1997     $58.00/$96.00             3,058             196,751.72
October 1,1997  - November 30, 1997      $60.00/$95.00               982              64,886.90
December 31, 1997 - January 31, 1998     $59.00/$78.65             2,315             165,887.84
                                         -------------          ------------       -------------
         TOTALS:                         $58.00/$96.00             6,355            $427,526.46
         ------                          =============          ============       =============

Limited Partners are advised, however, that such gross sales prices reported by The Partnership Spectrum do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other transaction costs to amounts less than the reported prices.

         The Purchaser has been informed that, in a letter dated February 3, 1997, the general partners advised Limited Partners that they estimated net asset value per Unit to be $81.67. The Purchaser is not aware of a more recent estimate of net asset value by the general partners. Furthermore, the general partners have not disclosed the formula used, the assumptions made, or the underlying valuations relied upon in deriving this estimated net asset value of each Unit. Different formulas, assumptions, or underlying valuations may result in higher or lower estimates of net asset value.

         The Purchaser has also estimated net asset value per unit, as described below. However, the Purchaser believes that net asset value is not necessarily representative of the value of the Units if the Partnership ultimately liquidates its properties. Property selling costs and expenses (e.g., brokers' commissions, attorneys' fees, escrow fees, title company costs, rent guarantees, correction of deferred maintenance, etc.) which could be incurred by the Partnership in disposing of the properties may significantly reduce the gross sale proceeds paid to the Partnership and, in turn, the amount of cash available for distribution to the Limited Partners. Accordingly, the Purchaser has also estimated liquidation value per Unit, as described below. Finally, Limited Partners should note that the general partners of the Partnership may seek to "liquidate" the Partnership by means of an extraordinary transaction that would not necessarily involve the sale of individual Partnership properties. In a communication to Limited Partners dated November 6, 1997, the general partners stated: "The General Partners are actively considering a variety of plans to enhance to value and liquidity of the Units. These plans include the possible conversion of the Partnership into an actively traded real estate investment trust, where the General Partners believe that the trading price should be greater than the current trading price in the secondary market for the Units." The Purchaser has no further information regarding the current plans of the general partners with respect to any such transaction, nor can the Purchaser predict the price per Unit that Limited Partners could achieve in connection therewith.

         The Purchase Price represents 72% of the Purchaser's estimate of net asset value per Unit ("NAV Estimate") and 76% of the Purchaser's estimate of liquidation value per Unit. The Purchaser prepared its NAV Estimate based on a hypothetical sale of all of the Partnership's properties at their estimated aggregate value (based upon the Appraisal Information) and the distribution to the partners of the gross proceeds of that sale, together with the Partnership's cash and other assets (net of existing liabilities). The Purchaser's NAV Estimate does not take into account: (i) real estate transaction costs that would be incurred on a sale of the Partnership's properties, such as brokerage commissions and other selling and closing expenses; (ii) timing considerations; or (iii) costs associated with winding up the Partnership.

         NAV Estimate. The Purchaser was furnished with the Appraisal Information in connection with the discussions between the Purchaser, Northstar and Presidio described in Section 12 ("Background of the Offer"). The Purchaser derived an estimate of net asset value per Unit by using the Appraiser's conclusions as to the value of each of the Partnership's properties contained in the Appraisal Information and adjusting such amount to reflect the Partnership's other assets and liabilities. Specifically, the Purchaser added receivables and cash and cash equivalents shown on the Partnership's unaudited balance sheet at September 30, 1997 (including the cash proceeds from the October 1997 sale of one of the Partnership's properties) and subtracted accounts payable and accrued expenses, distributions payable and amounts due to affiliates. After deducting 5% of aggregate net asset value to account for the general partners' share of Partnership distributions, the Purchaser derived an NAV Estimate of $69,153,818.00 or $117.61 per Unit.

         The paragraphs that follow describe certain matters pertaining to the Appraisal Information that may be relevant to Limited Partners in making a judgment as to the reliability of the property values derived by the Appraiser and any estimate of net asset value based thereon. While the Purchaser has no reason to believe that any of the Appraisal Information is incorrect, the Purchaser cannot take responsibility for the accuracy or completeness of the Appraisal Information (including without limitation the accuracy, completeness or appropriateness of the underlying assumptions and methodology employed by the Appraiser) or for any failure of the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any such information but which are unknown to the Purchaser.

         The description that follows is derived in its entirety from the Appraisal Information. In connection with its appraisals, the Appraiser indicates that it generally conducted a physical inspection of the subject property, the interior of the improvements and the surrounding area, reviewed economic and demographic trends in the neighborhood and the region and considered the competitive market in the local area. The Appraiser's reports indicate that, in general, its valuations were derived by utilizing the Sales Comparison or the Income Capitalization approaches, depending on the Appraiser's view of which approach was most appropriate on a property-by-property basis. According to the Appraiser, the Sales Comparison Approach involves an estimate of value derived by comparing the subject property with similar, recently sold properties in the surrounding or competing area. This approach relies on the principle of substitution, which holds that when a property is replaceable in the market, its value tends to be set at the cost of acquiring an equally desirable substitute property, assuming that no costly delay is encountered in making the substitution. The Income Capitalization Approach derives an estimate of value by converting the anticipated economic benefits of owning property into a value estimate through capitalization. This approach is based on the principle of "anticipation," which holds that investors recognize the relationship between an asset's income and its value. In order to value the economic benefits of a property, potential income and expenses must be estimated, and the most appropriate capitalization method must be selected. The two most common methods of converting net income into value are direct capitalization and discounted cash flow analysis. In direct capitalization, net operating income is divided by an overall rate extracted from market sales to indicate a value. In the discounted cash flow method, anticipated future net income streams and a reversionary value are discounted to an estimate of net present value at a chosen yield rate (internal rate of return).

         The cover letters from the Appraiser included in the Appraisal Information state that the Appraiser's value opinions are qualified by certain assumptions, limiting conditions, certifications and definitions, which are more particularly described in its reports. The Appraiser states that, in accordance with an agreement between the Appraiser and the Partnership, its report is the result of a limited process in that certain allowable departures from specific guidelines of the Uniform Standards of Professional Appraisal Practice were invoked and the reliability of the value conclusion provided may be impacted to the degree there is departure from specific guidelines of USPAP.

         Liquidation Value. In estimating liquidation value per Unit, the Purchaser adjusted its NAV Estimate by deducting from that amount a reserve equal to 5% of the projected property selling prices, which represents the Purchaser's estimate of the costs of brokerage commissions, title costs, legal fees, real estate transfer taxes and other disposition expenses (but does not include any estimate of the costs of conducting a consent solicitation in order to obtain the Limited Partners' approval for property sales, as may be required by the Partnership Agreement or of the costs of winding up the Partnership, because of the difficulty of estimating those amounts). The result of $112.34 per Unit represents the Purchaser's estimate of the aggregate net liquidating proceeds (before provision for the costs described in the parenthetical to the preceding sentence) that could be realized in an orderly liquidation of the Partnership, based on the assumptions implicit in the calculations described above. Northstar has informed the Purchaser that a former affiliate of the general partners was advised by the Appraiser in late 1996 that a methodology providing for a 17.5% discount of the Partnership's pre-liquidation value (in addition to the 5% reserve for liquidation costs taken by the Purchaser) constituted a reasonable means of determining the total net liquidation proceeds of the Partnership in connection with a bulk sale of the Partnership's properties, given the then current state of the real estate market. The Purchaser cannot take responsibility for the appropriateness of the methodology described in the preceding sentence.

         The Purchaser's analysis of liquidation value described above is merely theoretical and does not itself reflect the value of the Units because (i) there is no assurance that any such liquidation in fact will occur in the foreseeable future; and (ii) any liquidation in which the estimated values described above might be realized would take an extended period of time (at least a year and, quite possibly, significantly longer), during which the Partnership would continue to be exposed to the risk of fluctuation in asset values because of changing market conditions and other factors.

         Preliminary NAV Estimate. Prior to its receipt of the Appraisal Information, the Purchaser estimated net asset value on a preliminary basis by reviewing publicly available financial information relating to the Partnership for the fiscal year ended December 31, 1996 and the nine months ended September 30, 1997, in order to determine an adjusted net income (reduced by an amount intended to reflect normal capital expenditures and operating expenses) of $5,352,384.00, and then capitalized that amount at 10%, which the Purchaser believes represents an appropriate capitalization rate for a real estate portfolio such as the Partnership's. The Purchaser then adjusted such amount to reflect the Partnership's other assets (including cash proceeds from the October 1997 sale of one of the Partnership's properties) and liabilities and deducted the general partners' 5% share of Partnership distributions in the manner described above under "NAV Estimate." As a result of that review process, the Purchaser derived a preliminary estimate of net asset value of $63,920,240.00, or $108.71 per Unit. These calculations are based on rough estimates and the values resulting therefrom may not be indicative of actual values to any extent. It should be noted that investors may disagree as to the appropriate capitalization rate to be applied. The utilization of a lower capitalization rate results in a higher estimate of aggregate value. The Purchaser believes that the NAV Estimate derived from the Appraisal Information is likely to represent a closer approximation of net asset value per Unit because the Appraisal Information was based upon an individual review and analysis of each Partnership property, while the Purchaser's preliminary estimate was based solely upon publicly available information regarding the Partnership as a whole, although there can be no assurance that either estimate is correct.

         SECTION 14.  CONDITIONS OF THE OFFER.

         Notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment or to pay for any Units tendered if all authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by the Offer shall not have been filed, occurred or been obtained. Furthermore, notwithstanding any other term of the Offer and in addition to the Purchaser's right to withdraw the Offer at any time before the Expiration Date, the Purchaser will not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the acceptance of such Units for payment or the payment therefor, any of the following conditions exists:

                  (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Units by the Purchaser, (ii) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of ownership of any Units, including, without limitation, the right to vote any Units acquired by the Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Partnership's Limited Partners, (iii) imposes or confirms limitations on the ability of the Purchaser to fully exercise the voting rights conferred pursuant to its appointment as proxy in respect of all tendered Units which it accepts for payment, or (iv) requires divestiture by the Purchaser of any Units (except, in any such case, as expressly contemplated by the Agreement);

                  (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, which might, directly or indirectly, result in any of the consequences referred to in clauses
         (i) through (v) of paragraph (a) above;

                  (c) any change or development shall have occurred or been threatened since the date of the Offer to Purchase, in the business, properties, assets, liabilities, financial condition, operations, results of operations, or prospects of the Partnership, which is outside the ordinary course of the Partnership's business or may be materially adverse to the Partnership, or the Purchaser shall have become aware of any fact that does or may have a material adverse effect on the value of the Units;

                  (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension or a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

                  (e) the Partnership's general partners shall not have consented in writing to, and shall not have taken all other action that the Purchaser deems necessary, in the Purchaser's judgment, for the admission of the Purchaser to the Partnership, as of the next quarterly admission date following the consummation of the Offer, as a substitute Limited Partner in accordance with the Partnership Agreement and applicable law;

                  (f) the Partnership's general partners shall not have furnished to the Purchaser such information as is necessary, in the Purchaser's judgment, to verify that the persons purporting to transfer Units to the Purchaser pursuant to the Offer are in fact the owners of such Units as reflected on the Partnership's books and records;

                  (g) the Partnership's general partners shall have caused the Partnership to impose unreasonable transfer, substitution or similar fees, including, without limitation, those that would otherwise apply to: (i) the tender of Units by holders pursuant to the Offer, (ii) the transfer of such Units to the Purchaser or (iii) the admission of the Purchaser as a substitute Limited Partner in respect of such Units;

                  (h) there shall have been threatened, instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Units pursuant to the Offer or otherwise directly or indirectly relating to the Offer, or otherwise, in the judgment of the Purchaser, adversely affecting the Purchaser or the Partnership or causing any material diminution of the benefits to be derived by the Purchaser as a result of the transactions contemplated by the Offer;

                  (i) the Partnership shall have (i) issued, or authorized or proposed the issuance of, any partnership interests of any class, or any securities convertible into, or rights, warrants or options to acquire, any such interests or other convertible securities, (ii) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Units, or (iii) declared or paid any distribution, other than in cash, on any of its partnership interests, or (iv) the Partnership or any of the Partnership's general partners shall have authorized, proposed or announced its intention to propose any merger, consolidation or business combination transaction, acquisition of assets, disposition of assets or material change in its capitalization, or any comparable event not in the ordinary course of business;

                  (j) a tender offer or exchange offer for some or all of the Units is made or publicly announced or proposed to be made, supplemented or amended by any person other than the Purchaser; or

                  (k) the general partners of the Partnership shall have modified, or taken any step or steps to modify, in any way, the procedures or regulations applicable to the registration of Units or transfers of Units on the books and records of the Partnership or the admission of transferees of Units as Limited Partners.

         The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to such conditions or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion. Any determination by the Purchaser concerning the events described above will be final and binding upon all parties. If the Purchaser, in its sole discretion, waives the condition contained in the foregoing paragraph (g), then the Purchaser will, to the extent of such waiver, pay all applicable fees referred to in such paragraph.

         SECTION 15.  CERTAIN LEGAL MATTERS.

         General. Except as set forth in this Section 15, the Purchaser is not, based on its review of publicly available filings by the Partnership with the Commission and other publicly available information regarding the Partnership, aware of any licenses or regulatory permits that would be material to the business of the Partnership, taken as a whole, and that might be adversely affected by the Purchaser's acquisition of Units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer as contemplated herein. While there is no present intent to delay the purchase of Units tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchaser to elect to terminate the Offer without purchasing Units thereunder. The Purchaser's obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed in this
Section 15.

         Antitrust. The Purchaser does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Units contemplated by the Offer.

         Margin Requirements. The Units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to the Offer.

         State Laws. The Purchaser is not aware of any jurisdiction in which the making of the Offer is not in compliance with applicable law. If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) Limited Partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Purchaser, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

         SECTION 16.  FEES AND EXPENSES.

         Except as set forth in this Section 16, the Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. The Purchaser has retained Harris Trust Company of New York to act as Depositary and Beacon Hill Partners, Inc. to act as Information Agent in connection with the Offer. The Purchaser will pay the Depositary and Information Agent reasonable and customary compensation for their services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary and Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. The Purchaser will also pay all costs and expenses of printing and mailing the Offer and its legal fees and expenses.

         No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained herein or in the Assignment of Partnership Interest and, if given or made, such information or representation must not be relied upon as having been authorized.

         The Purchaser has filed with the Commission a Tender Offer Statement on
Schedule 14D-1 (including exhibits), pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule 14D-1 and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth in the Introduction of the Offer to Purchase (except that they will not be available at the regional offices of the Commission).

                                                         OLYMPIA INVESTORS, L.P.

March 12, 1998

                                   SCHEDULE I

               EXECUTIVE OFFICERS AND DIRECTORS OF OLYMPIA-GP INC.
                      AND AMERICAN PROPERTY INVESTORS, INC.

         The name and positions of the executive officers and directors of the Olympia General Partner, the general partner of the Purchaser, and American Property Investors, Inc. ("API"), the general partner of the sole stockholder of the Olympia General Partner. The business address of each such executive officer and director (other than Messrs. Icahn and Hirsch) is 100 South Bedford Road, Mount Kisco, N.Y. 10549. The business address of Messrs. Icahn and Hirsch is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. Each such executive officer and director is a citizen of the United States of America.

Name                     Position
-----                    --------
Carl C. Icahn            Director and Chairman of the Board (API)
Alfred D. Kingsley       Director (API)
William A. Leidesdorf    Director (API)
Jack G. Wasserman        Director (API)
John P. Saldarelli       Vice President, Secretary and Treasurer (API);
                             Treasurer, Secretary and Director (Olympia General Partner)
Henry J. Gerard          Vice President, Assistant Secretary and Director
                             (Olympia General Partner)
Martin L. Hirsch         Vice President (API); Vice President and Director
                             (Olympia General Partner)

         The following sets forth with respect to each executive officer and director of the Olympia General Partner and API such person's (a) name, (b) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted and (c) material occupations, positions, offices or employments during the last five years, giving the starting and ending dates of each and the name, principal business and address of any business corporation or other organization in which such occupation, position, office or employment was carried on.

         CARL C. ICAHN. Carl C. Icahn has been Chairman of the Board of Directors of API since November 15, 1990. Mr. Icahn is also President and a director of Starfire Holding Corporation (formerly Icahn Holding Corporation), a Delaware corporation ("SHC"), and Chairman of the Board and a director of various of SHC's subsidiaries, including ACF Industries, Inc., a New Jersey corporation ("ACF"). SHC is primarily engaged in the business of holding, either directly or through subsidiaries, a majority of the common stock of ACF and its address is 100 South Bedford Road, Mount Kisco, New York 10549. Mr. Icahn has also been Chairman of the Board of Directors of ACF since October 29, 1984 and a director of ACF since June 29, 1984. ACF is a railroad freight and tank car leasing, sales and manufacturing company. He has also been Chairman of the Board of Directors and President of Icahn & Company, Inc. since 1968. Icahn & Company, Inc. is a registered broker-dealer and a member of the National Association of Securities Dealers. In 1979, Mr. Icahn acquired control and presently serves as Chairman of the Board of Directors of Bayswater Realty & Capital Corp., which is a real estate investment and development company ("Bayswater"). ACF, Icahn & Company, Inc. and Bayswater are deemed to be directly or indirectly owned and controlled by Mr. Icahn. Mr. Icahn was Chief Executive Officer and member of the Office of the Chairman of Trans World Airlines, Inc. ("TWA") from November 8, 1988 to January 8, 1993; Chairman of the Board of Directors of TWA from January 3, 1986 to January 8, 1993; and a director of TWA from September 27, 1985 to January 8, 1993. Mr. Icahn also has substantial equity interests in and controls various partnerships and corporations which invest in publicly traded securities.

         ALFRED D. KINGSLEY. Alfred D. Kingsley has served as a director of API since November 15, 1990. He was also Vice Chairman of the Board of Directors of TWA from February 1, 1989 to January 8, 1993 and a member of the Office of the Chairman from November 8, 1988 to January 8, 1993. Mr. Kingsley was a director of TWA from September 27, 1985 to January 8, 1993. He also was a director and executive officer and Director of Research at Icahn & Co., Inc. and related entities from 1968 until December 1994. He also has been Vice Chairman of the Board of Directors of ACF since October 29, 1984 and a Director of ACF since June 29, 1984. Mr. Kingsley has also been a Senior Managing Director of Greenway Partners, L.P. since May 1993, which invests in publicly traded securities.

         WILLIAM A. LEIDESDORF. William A. Leidesdorf has served as a director of API since March 26, 1991. Since April 1995, Mr. Leidesdorf has acted as an independent real estate investment banker. From January 1, 1994 through April 1995, Mr. Leidesdorf was Managing Director of RFG Financial, Inc., a commercial mortgage company. From September 30, 1991 to December 31, 1993, Mr. Leidesdorf was Senior Vice President of Palmieri Asset Management Group. From May 1, 1990 to September 30, 1991, Mr. Leidesdorf was Senior Vice President of Lowe Associates, Inc., a real estate development company, where he was involved in the acquisition of real estate and the asset management workout and disposition of business areas. He also acted as the Northeast Regional Director for Lowe Associates, Inc. From June 1985 to January 30, 1990, Mr. Leidesdorf was Senior Vice President and stockholder of Eastdil Realty, Inc., a real estate company, where he was involved in the asset management workout, disposition of business and financing areas. During the interim period form January 30, 1990 through May 1, 1990, Mr. Leidesdorf was an independent contractor for Eastdil Realty, Inc. on real estate matters.

         JACK G. WASSERMAN. Jack G. Wasserman has served as a director of API since December 3, 1993. Mr. Wasserman is an attorney and a member of the New York State Bar and has been with the New York based law firm of Wasserman, Schneider & Babb since 1966, where he is currently a senior partner.

         JOHN P. SALDARELLI. John P. Saldarelli has served as a director, Secretary and Treasurer of the Olympia General Partner since February 1998. He has also served as Vice President, Secretary and Treasurer of API since March 18, 1991. Mr. Saldarelli was also President of Bayswater Realty Brokerage Corp. from June 1987 until November 19, 1993 and Vice President of Bayswater Realty & Capital Corp. from September 1979 until April 15, 1993.

         HENRY J. GERARD. Mr. Gerard has served as a director, Vice President and Assistant Secretary of the Olympia General Partner since February 1998. He has also served as Vice President and Controller of API since March 18, 1991. From January 1988 to May 1991, he was a Vice President API, a provider of financial services. From 1981 through 1987 he was a controller at Interstate Properties, a commercial real estate developer/operator.

         MARTIN L. HIRSCH. Mr. Hirsch has served as a director and Vice President of the Olympia General Partner since February 1998. He has also served as Vice President of API since March 18, 1991. From January 1986 to January 1991 he was a vice president at Integrated Resources, Inc.

         Manually signed facsimile copies of the Assignment of Partnership Interest will be accepted. The Assignment of Partnership Interest and any other required documents should be sent or delivered by each Limited Partner or such Limited Partner's broker, dealer, bank, trust company or other nominee to the Depositary as set forth below.

                        THE DEPOSITARY FOR THE OFFER IS:

                        HARRIS TRUST COMPANY OF NEW YORK


                                    BY MAIL:

                               Wall Street Station
                                  P.O. Box 1023
                          New York, New York 10268-1023


                           BY HAND/OVERNIGHT DELIVERY:

                                 Receive Window
                                Wall Street Plaza
                           88 Pine Street, 19th Floor
                            New York, New York 10005

                              CONFIRM BY TELEPHONE:

                                 (212) 701-7624


         Questions and requests for assistance or for additional copies of the Offer to Purchase and the Assignment of Partnership Interest may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.


                     THE INFORMATION AGENT FOR THE OFFER IS:

                           BEACON HILL PARTNERS, INC.

                                 90 Broad Street
                            New York, New York 10004
                            (212) 843-8500 (Collect)
                                       or
                           (800) 301-8755 (Toll Free)